                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                               Neuro-Hitech, Inc.
                               ------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    641244108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 34 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 2 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WHEATLEY MEDTECH PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  768,942(2)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              768,942(2)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    768,942(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------
(2)   Includes  326,656  shares of Common  Stock  issuable  upon the exercise of currently exercisable warrants.

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 3 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WHEATLEY NEW YORK PARTNERS LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,066,987(3)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,066,987(3)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,066,987(3)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------
(3)   Includes  452,172  shares of Common  Stock  issuable  upon the exercise of currently exercisable warrants.

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 4 of 34 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates to shares of the common  stock,  $0.001 par value per share (the "Common Stock"), of Neuro-Hitech,  Inc. (the "Issuer"). The
address of the  principal  executive  offices  of the Issuer is One Penn  Plaza,
Suite 1503, New York, New York 10019.

Item 2.     IDENTITY AND BACKGROUND.

      1)

            (a)   Wheatley   MedTech   Partners,   L.P.,   a  Delaware   limited
                  partnership ("Wheatley MedTech")

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

      2)

            (a)   Wheatley New York Partners LP, a Delaware limited  partnership
                  ("Wheatley New York")

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

            Each of the  following  persons  is  either  a  general  partner  of
Wheatley  MedTech  or  Wheatley  New York or a member  of either or both of such entities.

      3)

            (a)   Wheatley MedTech  Partners,  LLC, a Delaware limited liability company

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 5 of 34 Pages
----------------------                                    ----------------------

      4)

            (a)   Wheatley NY Partners LLC, a Delaware limited liability company

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

      5)

            (a)   David Dantzker

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

            (f)   Citizenship: United States

      6)

            (a)   Barry Rubenstein

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

            (f)   Citizenship: United States

      7)

            (a)   Barry Fingerhut

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

            (f)   Citizenship: United States

      8)

            (a)   Irwin Lieber

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 6 of 34 Pages
----------------------                                    ----------------------

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

            (f)   Citizenship: United States

      9)

            (a)   Jonathan Lieber

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

            (f)   Citizenship: United States

      10)

            (a)   Seth Lieber

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

            (f)   Citizenship: United States

      11)

            (a)   Nancy Casey

            (b)   Address: 80 Cuttermill Road Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

            (f)   Citizenship: United States

      12)

            (a)   Brian Rubenstein

            (b)   Address: 80 Cuttermill Road
                           Suite 302
                           Great Neck, New York 11021

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 7 of 34 Pages
----------------------                                    ----------------------

            (c)   Principal Business: Investments

            (f)   Citizenship: United States

      13)

            (a)   Larry Wagenberg

            (b)   Address: 80 Cuttermill Road Suite 302
                           Great Neck, New York 11021

            (c)   Principal Business: Investments

            (f)   Citizenship: United States

            No person  described  herein has,  during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            No person  described  herein has,  during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.(4)

            The  aggregate  purchase  price of 62,440 shares of Common Stock and presently  exercisable  warrants to purchase 31,220 shares of Common Stock at an exercise  price of $7.00 per share,  subject  to  adjustment,  held by  Wheatley
MedTech was $320,005.00 and such securities were acquired and, upon the exercise of such  warrants,  will be  acquired,  with its  working  capital and its other funds.

            Wheatley  MedTech  acquired  379,846  shares  of  Common  Stock  and presently  exercisable warrants to purchase 147,718 and 147,718 shares of Common
Stock at exercise prices of $13.00 and $18.00 per share,  respectively,  subject to  adjustment,  as Merger (as defined  below)  consideration  in  exchange  for securities  of Q-RNA,  Inc.,  ("Q-RNA")  held by  Wheatley  MedTech and upon the exercise of such warrants,  Wheatley  MedTech will acquire such shares of Common
Stock underlying such warrants with its working capital and its other funds.

            The  aggregate  purchase  price of 93,660 shares of Common Stock and presently  exercisable  warrants to purchase 46,830 shares of Common Stock at an exercise price of $7.00 per share,  subject to adjustment,  held by Wheatley New

----------------
(4)   The  disclosure  set forth in Item 5(c)  regarding the issuance of certain shares of Common Stock upon the exchange of securities of Q-RNA,  Inc.  pursuant to the Merger is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 8 of 34 Pages
----------------------                                    ----------------------

York was $480,007.50 and such securities were acquired and, upon the exercise of such warrants, will be acquired, with its working capital and its other funds.

            Wheatley  New York  acquired  521,155  shares  of  Common  Stock and presently  exercisable warrants to purchase 202,671 and 202,671 shares of Common
Stock at exercise prices of $13.00 and $18.00 per share,  respectively,  subject to adjustment,  as Merger consideration in exchange for securities of Q-RNA held by Wheatley New York and, upon the exercise of such warrants,  Wheatley New York will acquire  such shares of Common  Stock  underlying  such  warrants  with its working capital and its other funds.

            Dr.  David  Dantzker  acquired  presently   exercisable  options  to
purchase 13,432 shares of Common Stock at an exercise price of $12.66 per share, subject to adjustment,  as Merger consideration in exchange for options of Q-RNA held by Dr.  Dantzker and, upon the exercise of such options,  Dr. Dantzker will acquire such shares of Common Stock underlying such options with personal funds.

Item 4.     PURPOSE OF TRANSACTION.

            Other than Dr.  Dantzker's  capacity as a director of the Issuer and representative of the former Q-RNA stakeholders,  no person described herein has any  present  plan or  proposal  which  would  relate to or result in any of the matters set forth in  subparagraphs  (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a)   The aggregate  percentage  of shares of Common Stock  reported owned by each  person  named  herein is based upon  11,853,706  shares of Common
Stock outstanding,  which comprises 9,441,506 shares of Common Stock outstanding as of October 10,  2006,  as reported in the Issuer's  Quarterly  Report on Form
10-Q as filed with the  Securities and Exchange  Commission  ("SEC") on November
14, 2006, PLUS 1,800,000  shares of Common Stock issued as Merger  consideration as reported in the Issuer's Periodic Report on Form 8-K as filed with the SEC on
December 5, 2006 (the "December 5 Filing"),  PLUS 612,200 shares of Common Stock issued in a private  placement  of  securities  as  reported  in the  December 5
Filing.

            As of the close of business on November 29, 2006,  Wheatley  MedTech beneficially owned 768,942 shares of Common Stock (including 31,220, 147,718 and
147,718  shares  of  Common  Stock  issuable  upon  the  exercise  of  presently exercisable  warrants at exercise prices of $7.00,  $13.00 and $18.00 per share, respectively,  subject to  adjustment)  constituting  approximately  6.3% of the shares of Common Stock outstanding.  Wheatley MedTech Partners, LLC, the general partner of Wheatley  MedTech,  and Nancy  Casey,  a member of  Wheatley  MedTech
Partners LLC, may be deemed to beneficially own such shares of Common Stock. Ms.
Casey has shared voting and dispositive power with respect to the 768,942 shares of  Common  Stock  beneficially  owned by  Wheatley  MedTech.  Wheatley  MedTech
Partners,  LLC and Ms. Casey disclaim  beneficial  ownership of these securities except to the extent of its/her respective equity interest therein.

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 9 of 34 Pages
----------------------                                    ----------------------

            As of the close of business on November 29, 2006,  Wheatley New York beneficially owned 1,066,987 shares of Common Stock (including  46,830,  202,671 and 202,671  shares of Common  Stock  issuable  upon the  exercise of  presently exercisable  warrants at exercise prices of $7.00,  $13.00 and $18.00 per share, respectively,  subject to  adjustment)  constituting  approximately  8.7% of the shares of Common  Stock  outstanding.  Wheatley  NY  Partners  LLC,  the general partner of Wheatley New York, and Brian Rubenstein and Larry Wagenberg,  members of Wheatley NY Partners  LLC, may be deemed to  beneficially  own such shares of
Common  Stock.   Messrs.   Rubenstein  and  Wagenberg  have  shared  voting  and
dispositive  power  with  respect  to  the  1,066,987  shares  of  Common  Stock beneficially  owned by Wheatley  New York.  Wheatley NY Partners LLC and Messrs.
Rubenstein  and  Wagenberg  disclaim  beneficial  ownership of these  securities except to the extent of its/their respective equity interest therein.

            As members of both Wheatley  MedTech  Partners,  LLC and Wheatley NY
Partners  LLC,  the general  partner of Wheatley  MedTech and Wheatley New York, respectively,  Barry Rubenstein,  Barry Fingerhut, Irwin Lieber, Jonathan Lieber
and Seth Lieber may be deemed to beneficially own the 1,835,929 shares of Common
Stock beneficially owned by Wheatley MedTech and Wheatley New York, constituting
approximately  14.5%  of  the  shares  of  Common  Stock  outstanding.   Messrs.
Rubinstein,  Fingerhut,  Lieber,  Lieber  and  Lieber  have  shared  voting  and dispositive power with respect to such shares of Common Stock beneficially owned by  Wheatley  MedTech  and  Wheatley  New  York.  Each  of  Messrs.  Rubenstein,
Fingerhut,  Lieber,  Lieber and Lieber  disclaim  beneficial  ownership of these securities except to the extent of his respective equity interest therein.

            As a member of both Wheatley MedTech  Partners,  LLC and Wheatley NY
Partners  LLC,  the general  partner of Wheatley  MedTech and Wheatley New York, respectively,  Dr. David  Dantzker may be deemed to  beneficially  own 1,835,929 shares of Common Stock  beneficially  owned by Wheatley MedTech and Wheatley New
York and 13,432 shares of Common Stock underlying presently  exercisable options of the Issuer,  constituting  approximately  14.6% of the shares of Common Stock outstanding.  Dr. Dantzker has shared voting and dispositive  power with respect to the 1,835,929 shares of Common Stock  beneficially  owned by Wheatley MedTech and Wheatley New York.  Dr.  Dantzker  disclaims  beneficial  ownership of these securities except to the extent of his equity interest therein. Dr. Dantzker has sole voting and dispositive  power with respect to 13,432 shares of Common Stock underlying the presently exercisable options.

            (b)   By virtue of their  positions with Wheatley  MedTech  Partners
LLC, Ms. Casey, Dr. Dantzker and Messrs.  Barry Rubenstein,  Fingerhut,  Lieber,
Lieber  and Lieber  share the power to vote and  dispose of the shares of Common
Stock reported in this Schedule 13D as beneficially owned by Wheatley MedTech.

            By virtue of their  positions  with  Wheatley NY Partners  LLC,  Dr.
Dantzker and Messrs. Rubenstein,  Fingerhut,  Lieber, Lieber, Lieber, Rubenstein
and Wagenberg  share the power to vote and dispose of the shares of Common Stock reported in this Schedule 13D as beneficially owned by Wheatley New York.

            Dr. Dantzker has sole voting and  dispositive  power with respect to the 13,432 shares of Common Stock underlying presently exercisable options.

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 10 of 34 Pages
----------------------                                    ----------------------

            (c)   Schedule A annexed  hereto lists all  transactions  by all the persons  described  herein in the Issuer's  securities  effected during the past sixty  days.  Such  transactions  were  effected  in the  private  placement  of securities or in connection with the Merger.

            (d)   No person other than the persons  described herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

            (e)   Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            In connection with the Merger:

            (a)   Dr.  David  Dantzker,  as  Representative  of the former Q-RNA stakeholders, entered into an escrow agreement with the Issuer pursuant to which
20% of the shares of Common Stock issued as Merger  consideration  was deposited with an escrow  agent as security  for the  indemnification  obligations  of the former Q-RNA stakeholders, including Wheatley MedTech and Wheatley New York. The duration of the escrow  period will be 18 months from  November  29,  2006,  the closing  date of the Merger.  During the escrow  period,  all voting  rights and rights to  dividends  or other  distributions  declared  and paid on such shares shall inure to the benefit of and be enjoyed by the holders thereof.

            (b)   the Controlling  Stockholders  (as defined  therein) agreed to vote all of the  shares of Issuer  voting  capital  stock  held by them so as to elect up to two individuals  nominated by Dr. Dantzker, as Representative of the former Q-RNA stakeholders,  to the board of directors of the Issuer,  subject to such former Q-RNA stakeholders continuing to own, beneficially and of record, at least a  specified  percentage  of the total  number  of shares of Common  Stock issued  by the  Issuer on the  effective  date of the  Merger  as  consideration therefor.

            (c)   Dr.  David  Dantzker,  as  Representative  of the former Q-RNA stakeholders,  entered  into a  registration  rights  agreement  with the Issuer pursuant to which the Issuer  granted to the former Q-RNA  stakeholders  certain registration  rights in  respect  of certain  shares of Common  Stock  issued or issuable  by the  Issuer,  including  the shares of Common  Stock  issued on the effective date of the Merger and  underlying the Common Stock purchase  warrants issued on the  effective  date of the  Merger.  Each former  Q-RNA  stakeholder, including  Wheatley  MedTech  and  Wheatley  New  York,  agreed  not to  sell or otherwise  transfer or dispose of such shares  until the earlier of (1) November
29,  2008 or (2) the date on which  certain  trading  volume or average  closing price thresholds are satisfied.  Such stockholders further agreed not to sell or otherwise transfer or dispose of such shares for a period of up to 180 days from the date of the final  prospectus of the Issuer's  initial  underwritten  public offering, subject to certain conditions described therein.

            In connection  with the private  placement of shares of Common Stock and Common Stock purchase warrants,  a closing of which occurred on November 29,
2006,  the Issuer  agreed to register  the resale of such shares on a continuing basis,  including  the shares of Common  Stock  issuable  upon  exercise of such

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 11 of 34 Pages
----------------------                                    ----------------------

warrants,  prior to the earlier of (1) 60 days following such closing or (2) two business  days  following  an  Additional  Closing  (as  defined  therein).  The purchasers of such  privately  placed shares and warrants  agreed not to sell or otherwise transfer or dispose of such shares for a period of up to 180 days from the date of the final  prospectus of the Issuer's  initial  underwritten  public offering, subject to certain conditions described therein.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

1.       Joint Filing Agreement by and between Wheatley MedTech and Wheatley New
         York, dated December 8, 2006.

2.       Escrow  Agreement,  dated as of  November  29,  2006,  by and among the
         Issuer,  David  Dantzker as  Representative  of the former Q-RNA,  Inc.
         stakeholders, and Empire Stock Transfer, as escrow agent.

3.       Stockholders'  Agreement by Reuben Seltzer and Alan  Kestenbaum and the
         individuals  listed on  Schedule A thereto,  dated as of  November  29,
         2006.

4.       Registration  Rights  Agreement  by and  among  the  Issuer  and  David
         Dantzker as  Representative  of the former  Q-RNA,  Inc.  stakeholders, dated as of November 29, 2006 (incorporated by reference to Exhibit 4.1 of the  Issuer's  Periodic  Report  on Form 8-K  filed  with the SEC on
         December 5, 2006).

5.       Registration  Rights  Agreement  between the Issuer and the individuals
         listed  on  Schedule  A  thereto,   dated  as  of  November   29,  2006
         (incorporated  by  reference  to Exhibit 4.2 of the  Issuer's  Periodic
         Report on Form 8-K filed with the SEC on December 5, 2006).

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 12 of 34 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2006                    WHEATLEY MEDTECH PARTNERS, L.P.

                                           By: Wheatley MedTech Partners, LLC
                                               its general partner

                                           By: /s/ Barry Rubenstein
                                               ---------------------------------
                                               Barry Rubenstein, Chief Executive
                                               Officer

                                           WHEATLEY NEW YORK PARTNERS LP

                                           By: Wheatley NY Partners LLC
                                               its general partner

                                           By: /s/ Barry Rubenstein
                                               ---------------------------------
                                               Barry Rubenstein, Chief Executive
                                               Officer

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 13 of 34 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

                      TRANSACTIONS IN SHARES OF THE ISSUER
                           DURING THE PAST SIXTY DAYS

                                                                     Where and
                           Number of                                  how the
  Reporting      Class      Shares                      Date of     transaction
   Person     of Security  Acquired   Consideration  Purchase/Sale  was effected
------------ ------------ ---------- --------------- -------------- ------------
Wheatley        Common      62,440     $320,005.00    November 29,    Private
MedTech          Stock                                    2006       Placement
               Warrants     31,220

Wheatley        Common     379,846         (5)        November 29,     Merger
MedTech          Stock                                    2006
               Warrants    147,718
               Warrants    147,718

Wheatley        Common      93,660     $480,007.50    November 29,    Private
New York         Stock                                    2006       Placement
               Warrants     46,830

Wheatley        Common     521,155         (5)        November 29,     Merger
New York         Stock                                    2006
               Warrants    202,671
               Warrants    202,671

David           Options     13,432         (5)        November 29,     Merger
Dantzker                                                  2006

----------------
(5)   The persons set forth above acquired the shares of Common Stock and Common
Stock purchase warrants pursuant to an Agreement and Plan of Reorganization (the
"Merger  Agreement")  dated  as of  November  29,  2006.  The  Merger  Agreement contemplated  that the  stockholders of Q-RNA would exchange their securities of
Q-RNA for shares of Common  Stock and  warrants to purchase  Common Stock of the
Issuer (the "Merger"). In addition,  certain of these shares of Common Stock are being held in escrow and scheduled to be issued subject to the  satisfaction  of certain conditions.

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 14 of 34 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                     Page
----------------------------------------------------------------------      ----
1.    Joint  Filing  Agreement  by and  between  Wheatley  MedTech and       15
      Wheatley New York, dated December 8, 2006.

2.    Escrow  Agreement,  dated as of November 29, 2006,  by and among       16
      the  Issuers,  David  Dantzker as  Representative  of the former
      Q-RNA, Inc.  stakeholders,  and Empire Stock Transfer, as escrow agent.

3.    Stockholders'  Agreement by Reuben  Seltzer and Alan  Kestenbaum       29
      and the  individuals  listed on Schedule A thereto,  dated as of
      November 29, 2006.

4.    Registration  Rights Agreement by and among the Issuer and David
      Dantzker  -  as   Representative   of  the  former  Q-RNA,  Inc.
      stakeholders  dated as of  November  29, 2006  (incorporated  by reference to Exhibit 4.1 of the Issuer's Periodic Report on Form
      8-K filed with the SEC on December 5, 2006).

5.    Registration   Rights  Agreement  between  the  Issuer  and  the
      individuals - listed on Schedule A thereto, dated as of November
      29,  2006  (incorporated  by  reference  to  Exhibit  4.2 of the
      Issuer's  Periodic  Report  on Form  8-K  filed  with the SEC on
      December 5, 2006).

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 15 of 34 Pages
----------------------                                    ----------------------

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                             ----------------------

            The  undersigned  hereby  agree that the  Statement  on Schedule 13D dated  December  8,  2006  with  respect  to  the  shares  of  Common  Stock  of
Neuro-Hitech,  Inc. and any further  amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned  pursuant to and  in  accordance  with  the  provisions  of  Rule  13d-1(k)(1)  under  the
Securities Exchange Act of 1934, as amended.

Dated: December 8, 2006                    WHEATLEY MEDTECH PARTNERS, L.P.

                                           By: Wheatley MedTech Partners, LLC
                                               its general partner

                                           By: /s/ Barry Rubenstein
                                               ---------------------------------
                                               Barry Rubenstein, Chief Executive
                                               Officer

                                           WHEATLEY NEW YORK PARTNERS LP

                                           By: Wheatley NY Partners LLC
                                               its general partner

                                           By: /s/ Barry Rubenstein
                                               ---------------------------------
                                               Barry Rubenstein, Chief Executive
                                               Officer

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 16 of 34 Pages
----------------------                                    ----------------------

                                ESCROW AGREEMENT

      This Escrow Agreement, dated as of November 29, 2006 ("ESCROW Agreement"), is by and among Neuro-Hitech, Inc., a Delaware corporation (the "BUYER"); David
Dantzker (the "REPRESENTATIVE"); and Empire Stock Transfer Inc., a ________
corporation (the "ESCROW AGENT").

                                   BACKGROUND

      A     Buyer, Q-RNA, Inc., a Delaware corporation ("Q-RNA"), and the
Representative, among others, are parties to an Agreement and Plan of Merger
(the "MERGER AGREEMENT"), dated as of November 16, 2006, pursuant to which a subsidiary of Buyer merged with and into Q-RNA and Buyer issued its common stock and warrants to former securityholders of Q-RNA. Capitalized terms used herein and not defined shall have the respective meanings assigned thereto in the
Merger Agreement.

      B.    The Merger Agreement provides that the "Escrow Shares" (as defined below) shall be deposited in escrow as security for the indemnification obligations of the Company Securityholders under Section 9 of the Merger
Agreement, to be held and distributed by Escrow Agent in accordance with the terms of this Escrow Agreement.

      C.    Escrow Agent has agreed to accept, hold, and distribute the Escrow
Shares deposited with it in accordance with the terms of this Escrow Agreement.

      D.    The Representative has been appointed to act on behalf of Company
Securityholders for all purposes in connection with the Escrow Shares to be deposited with Escrow Agent, the Merger Agreement, and this Escrow Agreement.

      E.    In order to establish the escrow of the Escrow Shares and to effect the provisions of the Merger Agreement, the parties hereto have entered into this Escrow Agreement.

            NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

            1.    DEFINITIONS. The following terms shall have the following
meanings when used herein:

            "ESCROW SHARES" shall mean the 360,000 shares of Buyer Stock
(representing 20% of the Buyer Stock issued as a part of the Merger
Consideration) deposited with Escrow Agent as security for the Company
Securityholders' indemnification obligations under Section 9 of the Merger
Agreement, as adjusted for any stock split, stock dividend, combination or similar recapitalization.

            "ESCROW PERIOD" shall mean the period commencing on the date hereof and ending on the date that is eighteen (18) months from the date hereof;
provided, that the Escrow Period shall not terminate with respect to all or any portion of the Escrow Shares that are the subject of a pending claim, if an
Indemnification Demand Certificate with respect to such claim shall have been

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 17 of 34 Pages
----------------------                                    ----------------------

timely given in accordance with the provisions of this Escrow Agreement, until the applicable claim has been satisfied or otherwise resolved as provided herein.

            "INDEMNIFICATION DEMAND CERTIFICATE" shall mean a certificate, signed by the Buyer and received by the Escrow Agent and the Representative prior to the end of the Escrow Period, (i) stating that Buyer (or other person entitled to indemnity pursuant to Section 9.2 of the Merger Agreement
(collectively with the Buyer, the "BUYER INDEMNIFIED PARTY")), has suffered, incurred or sustained Damages for which it is entitled to indemnification pursuant to the Merger Agreement, (ii) setting forth the amount of indemnification to which the Buyer Indemnified Party is entitled pursuant to the
Merger Agreement ("INDEMNIFICATION AMOUNT"), (iii) specifying in reasonable detail the individual items of Damages included in the Indemnification Amount so stated, the calculation of such amount or amounts and the factual basis of such claim; and (iv) stating the number of Escrow Shares to which the Buyer believes it is entitled pursuant to Section 9 of the Merger Agreement.

            "JOINT WRITTEN DIRECTION" shall mean a written direction executed by the Representative and the Buyer directing Escrow Agent to distribute all or a portion of the Escrow Shares or to take or refrain from taking an action pursuant to this Escrow Agreement.

            2.    APPOINTMENT OF AND ACCEPTANCE BY ESCROW AGENT. The parties hereby appoint Escrow Agent to serve as escrow agent hereunder. Escrow Agent hereby accepts such appointment and, upon receipt of the Escrow Shares in accordance with SECTION 3 below, agrees to hold and distribute the Escrow Shares in accordance with this Escrow Agreement.

            3.    CREATION OF ESCROW.

                  a.    DEPOSITS BY BUYER. Concurrently with the execution
                        hereof, Buyer delivered to the Escrow Agent one stock
                        certificate for each Company Securityholder, in each
                        case representing the Escrow Shares, registered in the
                        name of the respective Company Securityholder, and in
                        the denomination set forth on SCHEDULE A attached
                        hereto; and

                  b.    DEPOSITS BY REPRESENTATIVE. Concurrently with the
                        execution hereof, the Representative has delivered to
                        the Escrow Agent five (5) stock powers and assignments
                        separate from certificate for EACH of the Company
                        Securityholders, all endorsed in blank on behalf of the
                        appropriate Company Securityholder by the
                        Representative.

            4.    DISTRIBUTIONS OF ESCROW SHARES.

                  a.    JOINT WRITTEN DIRECTION. Escrow Agent shall distribute
                        Escrow Shares, and related stock powers, at any time and
                        from time to time, in accordance with a Joint Written
                        Direction.

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 18 of 34 Pages
----------------------                                    ----------------------

                  b.    DISTRIBUTIONS PURSUANT TO SECTION 5. Escrow Agent shall
                        distribute Escrow Shares, and related stock powers, in
                        accordance with the procedures set forth in SECTION 5
                        below.

                  c.    EXPIRATION OF ESCROW PERIOD.  Upon the expiration of
                        the Escrow Period, Escrow Agent shall, as promptly as
                        practicable, without any further instruction or
                        direction from the Buyer or the Representative,
                        distribute all of the Escrow Shares, and related
                        stock powers, then remaining in escrow hereunder to
                        the Representative, less a number of Escrow Shares,
                        and related stock powers, sufficient to satisfy all
                        then pending claims for Escrow Shares made by Buyer,
                        if any.  Upon the final determination of any pending
                        claims, the Escrow Shares, and related stock powers,
                        being held pending such determination, shall be
                        distributed by the Escrow Agent in accordance with
                        the terms of this Escrow Agreement.

            5.    CLAIMS UPON ESCROW ACCOUNT.

                  a.    CLAIMS.  In the event of a claim for indemnification
                        by an Indemnified Party pursuant to Section 9 of the
                        Merger Agreement, the Buyer may, at any time on or
                        before the last day of the Escrow Period, deliver an
                        Indemnification Demand Certificate with respect
                        thereto to the Representative and to the Escrow
                        Agent; provided, however, that Buyer must allocate
                        the entire Indemnification Amount among all of the
                        Merger Consideration (including the Buyer Warrants
                        but excluding the Buyer Options), as set forth in
                        Section 9.9 of the Merger Agreement, and therefore
                        may not seek the entire Indemnification Amount
                        through forfeiture of the Escrow Shares.

                  b.    DISTRIBUTION OF ESCROW SHARES.  If, within thirty
                        (30) days after receipt an Indemnification Demand
                        Certificate by the Representative and the Escrow
                        Agent, the Escrow Agent does not receive a written
                        notice from the Representative objecting to the claim
                        made in the Indemnification Demand Certificate in
                        accordance with the provisions of subsections c. and
                        d. below, the Escrow Agent shall deliver to the
                        Buyer, as promptly as practicable, the number of
                        Escrow Shares claimed by the Buyer pursuant to such
                        Indemnification Demand Certificate.

                  c.    OBJECTIONS TO CLAIMS.  For a period of thirty (30)
                        days after receipt of an Indemnification Demand
                        Certificate by the Representative and the Escrow
                        Agent, the Escrow Agent shall make no delivery to the
                        Buyer of any Escrow Shares pursuant to subsection b.
                        above unless the Escrow Agent shall have received
                        written authorization from the Representative to make
                        such delivery.  After the expiration of such thirty

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 19 of 34 Pages
----------------------                                    ----------------------

                        (30) day period, the Escrow Agent shall make delivery
                        of Escrow Shares in accordance with subsection b,
                        unless the Representative shall object to the claim
                        made in the Indemnification Demand Certificate in a
                        written statement delivered to the Escrow Agent and
                        the Buyer prior to the expiration of such thirty (30)
                        day period.  If the Representative so objects prior
                        to the expiration of the prescribed period, no such
                        delivery of Escrow Shares may be made by the Escrow
                        Agent until: (i) receipt by Escrow Agent of a Joint
                        Written Direction regarding such delivery, or (ii) a
                        court of competent jurisdiction shall issue a final
                        written decision or judgment, subject to no further
                        appeal, with respect to such delivery and the Escrow
                        Agent has received evidence reasonably satisfactory
                        to it of such final written decision or judgment.

                  d.    GROUNDS FOR OBJECTIONS.  The Representative shall not
                        object to any claim unless: (i) it believes in good
                        faith that the Buyer is not entitled to be
                        indemnified with respect to all or any portion of the
                        Indemnification Amount specified in an
                        Indemnification Demand Certificate; or (ii) it lacks
                        sufficient information to assess the validity or
                        amount of the claim.  If the Representative objects
                        to a claim on the basis that it lacks sufficient
                        information, it shall promptly request from the Buyer
                        any additional information reasonably necessary in
                        order for it to assess such claim and the Buyer
                        shall, to the extent the Buyer reasonably can,
                        provide the additional information reasonably
                        requested.  Upon receipt of such additional
                        information, the Representative shall review it as
                        soon as reasonably practicable and notify the Buyer
                        and the Escrow Agent of any withdrawal or
                        modification of the objection.

            6.    DIVIDENDS AND DISTRIBUTIONS; VOTING RIGHTS. Notwithstanding
the escrow of the Escrow Shares, dividends (other than dividends payable in shares of the Buyer's capital stock), or other distributions declared and paid on such shares shall continue to be paid by Buyer to the respective Company
Securityholders in whose names the Escrow Shares are registered and all voting rights with respect to such shares shall inure to the benefit of and be enjoyed by such Company Securityholders. Any securities received by the Escrow Agent in respect of any Escrow Shares as a result of any stock split, reclassification, subdivision or combination of shares, payment of a stock dividend or other stock distribution, or change of shares into any other securities pursuant to or as part of a merger, consolidation, reorganization, or liquidation of Buyer, or otherwise, shall be held by the Escrow Agent as, and shall be included within the definition of, Escrow Shares.

            7.    SUSPENSION OF PERFORMANCE; DISTRIBUTION INTO COURT. If at any
time Escrow Agent is unable to determine, to Escrow Agent's sole satisfaction, the proper disposition of any portion of the Escrow Shares or Escrow Agent's proper actions with respect to its obligations hereunder, or if the Buyer and the Representative have not within 30 days of the furnishing by Escrow Agent of a notice of resignation pursuant to SECTION 9 below, appointed a successor

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 20 of 34 Pages
----------------------                                    ----------------------

Escrow Agent to act hereunder, then Escrow Agent may, in its sole discretion, take either or both of the following actions:

                  a.    suspend the performance of any of its obligations
                        (including, without limitation, any distribution
                        obligations) under this Escrow Agreement until such
                        dispute or uncertainty shall be resolved to the sole
                        satisfaction of Escrow Agent or until a successor Escrow
                        Agent shall have been appointed (as the case may be);
                        and/or

                  b.    petition (by means of an interpleader action or any
                        other appropriate method) any court of competent
                        jurisdiction in any venue convenient to Escrow Agent,
                        for instructions with respect to such dispute or
                        uncertainty, and to the extent required by law,
                        transfer to such court, for holding and disposition
                        in accordance with the instructions of such court,
                        all of the Escrow Shares.

Escrow Agent shall have no liability to Buyer, the Company Securityholders, the
Representative or any other person with respect to any such suspension of performance or distribution into court, specifically including, without limitation, any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the distribution of the
Escrow Shares or any delay in or with respect to any other action required or requested of Escrow Agent.

            8.    DISTRIBUTIONS OF ESCROW SHARES. All distributions of Escrow
Shares authorized hereunder shall be made by the Escrow Agent to the applicable party at the address set forth in SECTION 14 below. In the event of the distribution of less than all of the then-remaining Escrow Shares to Buyer pursuant to the terms of this Escrow Agreement, Buyer will promptly cause to be prepared and delivered to the Escrow Agent new certificates representing the balance of the Escrow Shares. All distributions of Escrow Shares authorized hereunder shall be made on a pro rata basis, in accordance with the percentages set forth on SCHEDULE A hereto.

            9.    RESIGNATION AND REMOVAL OF ESCROW AGENT. Escrow Agent may
resign from the performance of its duties hereunder at any time by giving ten
(10) days' prior written notice to the Buyer and the Representative or may be removed, with or without cause, by the Buyer and the Representative, acting jointly by furnishing a Joint Written Direction to Escrow Agent at least ten
(10) days prior to the effectiveness of such removal. Such resignation or removal shall take effect upon the appointment of a successor Escrow Agent as provided below. Upon any such notice of resignation or removal, the Buyer and the Representative jointly shall appoint a successor Escrow Agent hereunder.
Upon the acceptance in writing of any appointment as Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement, but shall not be discharged from any liability for actions taken as Escrow Agent hereunder prior to such succession. After any retiring Escrow Agent's resignation or removal, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this
Escrow Agreement. The retiring Escrow Agent shall transmit the Escrow Shares and all records pertaining to the Escrow Shares to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable.

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 21 of 34 Pages
----------------------                                    ----------------------

            10.   LIABILITY OF ESCROW AGENT.

                  a.    Escrow Agent shall have no liability for any action
                        taken or omitted by it in the performance of its
                        duties hereunder, except for Escrow Agent's bad faith
                        or willful misconduct.  Escrow Agent's sole
                        responsibility shall be for the safekeeping and
                        distribution of the Escrow Shares in accordance with
                        the terms of this Escrow Agreement.  Escrow Agent
                        shall have no implied duties or obligations and shall
                        not be charged with knowledge or notice of any fact
                        or circumstance not specifically set forth herein.
                        Escrow Agent may rely upon any instrument, not only
                        as to its due execution, validity and effectiveness,
                        but also as to the truth and accuracy of any
                        information contained therein, which Escrow Agent
                        shall in good faith believe to be genuine, to have
                        been signed or presented by the person or parties
                        purporting to sign the same and to conform to the
                        provisions of this Escrow Agreement.  In no event
                        shall Escrow Agent be liable for incidental,
                        indirect, special, consequential or punitive
                        damages.  Escrow Agent shall not be obligated to take
                        any legal action or commence any proceeding in
                        connection with the Escrow Shares, this Escrow
                        Agreement or the Merger Agreement, or to appear in,
                        prosecute or defend any such legal action or
                        proceeding.  Escrow Agent may consult legal counsel
                        selected by it in the event of any dispute or
                        question as to the construction of any of the
                        provisions hereof or of any other agreement or of its
                        duties hereunder, or relating to any dispute
                        involving any party hereto, and shall incur no
                        liability and shall be fully indemnified from any
                        liability whatsoever in acting in accordance with the
                        opinion or instruction of such counsel.  Buyer shall
                        promptly pay, upon demand, the reasonable fees and
                        expenses of any such counsel, and shall be entitled
                        to receive reimbursement for one-half of such fees
                        and expenses so paid from the Company
                        Securityholders.  Any such fees and expenses payable
                        by the Company Securityholders shall be deemed, for
                        purposes of Section 5 above, to be a claim for
                        indemnification by the Buyer pursuant to Section 9 of
                        the Merger Agreement.

                  b.    The Escrow Agent is authorized, in its sole
                        discretion, to comply with orders issued or process
                        entered by any court with respect to the Escrow
                        Shares, without determination by the Escrow Agent of
                        such court's jurisdiction in the matter.  If any
                        portion of the Escrow Shares is at any time attached,
                        garnished or levied upon under any court order, or in
                        case the assignment, transfer, conveyance or delivery
                        of any such property shall be stayed or enjoined by
                        any court order, or in case any order, judgment or
                        decree shall be made or entered by any court

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 22 of 34 Pages
----------------------                                    ----------------------

                        affecting such property or any part thereof, then and
                        in any such event, the Escrow Agent is authorized, in
                        its sole discretion, to rely upon and comply with any
                        such order, writ, judgment or decree which it is
                        advised by legal counsel selected by it is binding
                        upon it without the need for appeal or other action;
                        and if the Escrow Agent complies with any such order,
                        writ, judgment or decree, it shall not be liable to
                        any of the parties hereto or to any other person or
                        entity by reason of such compliance even though such
                        order, writ, judgment or decree may be subsequently
                        reversed, modified, annulled, set aside or vacated.

            11.   INDEMNIFICATION OF ESCROW AGENT. From and at all times after the date of this Escrow Agreement, Buyer and the Company Securityholders shall, jointly and severally, to the fullest extent permitted by law, indemnify and hold harmless Escrow Agent and each partner, associate, employee, agent and affiliate of Escrow Agent (collectively, the "Indemnified Parties") against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys' fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation Buyer or
Representative; PROVIDED, HOWEVER, that no indemnified party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the bad faith or willful misconduct of such indemnified party. The obligations of Buyer and the Company Securityholders under this SECTION 11 shall survive any termination of this Escrow Agreement.

            12.   FEES AND EXPENSES OF ESCROW AGENT. Buyer shall compensate
Escrow Agent for its services hereunder as set forth on SCHEDULE B hereto. All of the compensation and reimbursement obligations set forth on SCHEDULE B shall be paid by Buyer, and shall be payable, upon demand by Escrow Agent. The obligations of Buyer under this SECTION 12 shall survive any termination of this
Escrow Agreement and the resignation or removal of Escrow Agent.

            13.   REPRESENTATIONS, WARRANTIES AND COVENANTS. Representative
represents and warrants to Escrow Agent that Representative has full power and authority, on behalf of the Company Securityholders, to execute, deliver, and perform this Escrow Agreement, to execute and deliver any Joint Written
Direction, to amend, modify or waive any provision of this Agreement and to take any and all other actions as the Representative under this Agreement, all without further consent or direction from any party. Representative will give prior written notice to the Escrow Agent before any resignation or replacement of the Representative shall become effective, and Escrow Agent shall be entitled to deal exclusively with the Representative until it receives such notice.

            14.   NOTICE. Any notice or other communication required or
permitted to be given under this Agreement will be in writing, will be delivered personally, or by confirmed facsimile transmission, or by reputable overnight delivery service, or by certified mail, postage prepaid, and will be deemed given upon delivery, if delivered personally, or one business day after transmission by confirmed facsimile, or one business day after dispatch by reputable overnight delivery service, or three days after deposit in the mails, if mailed, to the following addresses:

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 23 of 34 Pages
----------------------                                    ----------------------

            If to Buyer:

                  Neuro-Hitech, Inc.
                  One Penn Plaza, Suite 2514
                  New York, NY  10119
                  Attention:  President

            with a copy to:

                  Arent Fox PLLC
                  1050 Connecticut Avenue, NW
                  Washington, DC  20036
                  Attn:  Jeffrey E. Jordan, Esq.

            If to the Representative:

                  Dr. David Dantzker
                  c/o Wheatley Partners
                  80 Cuttermill Road
                  Great Neck, NY 11021

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 24 of 34 Pages
----------------------                                    ----------------------

            with a copy to:

                  Duane Morris LLP
                  470 Atlantic Ave, Suite 500
                  Boston, MA  02210
                  Attn: Daniel R. Pierce, Esq.

            If to the Escrow Agent:

                  EMPIRE STOCK TRANSFER INC.
                  7251 West Lake Mead Blvd Suite 300
                  Las Vegas, NV 89128
                  Fax 702.974.1444
                  Attn: Patrick Mokros

or to such  other  address  as each  party may  designate  for  itself by like notice.

            15.   AMENDMENT OR WAIVER. This Escrow Agreement may be changed, waived, discharged or terminated only by a writing signed by Buyer, the
Representative and Escrow Agent. No delay or omission by any party in exercising any right with respect hereto shall operate as a waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

            16.   SEVERABILITY. To the extent any provision of this Escrow
Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this
Escrow Agreement.

            17.   GOVERNING LAW. This Escrow Agreement shall be construed and interpreted in accordance with the internal laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

            18.   ENTIRE AGREEMENT. This Escrow Agreement, along with the Merger
Agreement, constitutes the entire agreement between the parties relating to the holding and distribution of the Escrow Shares and sets forth in their entirety the obligations and duties of Escrow Agent with respect to the Escrow Shares. In the event of any conflict between the terms of this Escrow Agreement (other than those terms that affect the rights, duties or obligations of the Escrow Agent, which shall be governed exclusively by this Escrow Agreement) and the Merger
Agreement, the Merger Agreement shall prevail.

            19.   CONSTRUCTION. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The language used in this Agreement is the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either party.

            20.   BINDING EFFECT. All of the terms of this Escrow Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective heirs, successors and assigns of Buyer, the
Representative, the Company Securityholders and Escrow Agent.

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 25 of 34 Pages
----------------------                                    ----------------------

            21.   EXECUTION IN COUNTERPARTS. This Escrow Agreement and any Joint
Written Direction may be executed in two or more counterparts, which when so executed shall constitute one and the same agreement or direction.

            22.   TERMINATION. Upon the distribution of all of the Escrow Shares pursuant to the terms hereof, this Escrow Agreement shall terminate and Escrow
Agent shall have no further obligation or liability whatsoever with respect to this Escrow Agreement or the Escrow Shares.

            23.   TAX REPORTING. The Buyer and the Representative agree that the
Escrow Agent will not be responsible for the preparation and mailing of IRS Form
1099 or any other tax reporting, if necessary.

                                    * * *

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 26 of 34 Pages
----------------------                                    ----------------------

      IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed under seal as of the date first above written.

                                NEURO-HITECH, INC.

                                By: /s/ David Barrett
                                    ---------------------------------
                                Name: David Barrett
                                Title: CFO

                                REPRESENTATIVE:

                                /s/ David Dantzker
                                -------------------------------------
                                David Dantzker

                                EMPIRE STOCK TRANSFER INC.
                                AS ESCROW AGENT

                                By: /s/ Patrick Mokros
                                    ---------------------------------
                                Name: Patrick Mokros
                                      -------------------------------
                                Title: President
                                       ------------------------------

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 27 of 34 Pages
----------------------                                    ----------------------

         --------------------------------------------------------------
                                           Escrow     Percentage of All
         Company Securityholder            Shares       Escrow Shares
         --------------------------------------------------------------
         Abraham Grossman                  31,390           8.72%
         --------------------------------------------------------------
         Anthony J. Janiuk                  7,847           2.18%
         --------------------------------------------------------------
         Kathryn L. Vivian                  6,399           1.78%
         --------------------------------------------------------------
         William P. Johnson                 1,328           0.37%
         --------------------------------------------------------------
         Igor Roninson                      1,304           0.36%
         --------------------------------------------------------------
         James E. Sylvester                 1,207           0.34%
         --------------------------------------------------------------
         Daniel W. Kollin                     734           0.20%
         --------------------------------------------------------------
         Mitchell D. Cohen                    734           0.20%
         --------------------------------------------------------------
         Nils Walter                          661           0.18%
         --------------------------------------------------------------
         Alexander V. Munishkin               604           0.17%
         --------------------------------------------------------------
         Valentin Kryukov                     584           0.16%
         --------------------------------------------------------------
         Brian Zeiler                         584           0.16%
         --------------------------------------------------------------
         Thomas L. Netzel                     435           0.12%
         --------------------------------------------------------------
         Michael P. Farrell                   129           0.04%
         --------------------------------------------------------------
         Lewis Bearden, III                   60            0.02%
         --------------------------------------------------------------
         Durand Venture Associates, LLC   106,144          29.48%
         --------------------------------------------------------------
         Wheatley MedTech Partners, LP     75,969          21.10%
         --------------------------------------------------------------
         Wheatley New York Partners, LP   104,231          28.95%
         --------------------------------------------------------------
         Double D Venture Fund, LP         19,656           5.46%
                                          -------          ------
         --------------------------------------------------------------
         TOTAL ESCROW SHARES              360,000         100.00%
         --------------------------------------------------------------

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 28 of 34 Pages
----------------------                                    ----------------------

                                   SCHEDULE B

                                      FEES

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 29 of 34 Pages
----------------------                                    ----------------------

                               NEURO-HITECH, INC.

                             STOCKHOLDERS' AGREEMENT

      THIS  STOCKHOLDERS'  AGREEMENT (this "AGREEMENT") is made and entered into as of  November  29, 2006 (the  "EFFECTIVE  DATE"),  by Reuben  Seltzer and Alan
Kestenbaum  ("CONTROLLING  STOCKHOLDERS") in favor of the individuals  listed on
Exhibit A hereto (the "STAKEHOLDERS").

                                   WITNESSETH:

      WHEREAS,  as an inducement to the  Stakeholders to authorize the Agreement and  Plan  of  Merger  Agreement,  by and  among  the  Neuro-Hitech,  Inc.  (the
"CORPORATION"),  QA Acquisition Corp., a Delaware corporation,  QA MERGER LLC, A
DELAWARE  LIMITED  LIABILITY  COMPANY,   Q-RNA,  Inc.,  a  Delaware  corporation
("Q-RNA") and Dr. David Dantzker,  as  "Representative" of the Stakeholders (the
"MERGER  AGREEMENT"),  the Controlling  Stockholders hereto desire to enter into this Agreement to set forth their agreements and understandings  with respect to how their capital stock of the Corporation,  including,  without limitation, the
Class A Common  Stock  ("CLASS  A  STOCK")  will be voted  with  respect  to the election of directors of the Corporation; and

      WHEREAS,  capitalized  terms used herein and not  otherwise  defined shall have the meanings ascribed to them in the Merger Agreement;

      NOW,  THEREFORE,  for and in  consideration of the premises and the mutual covenants hereinafter set forth, and for other good and valuable  consideration, the parties hereby agree as follows:

      1.    ELECTION OF BOARD.

            1.1   VOTING; BOARD COMPOSITION.

                  (a)   During the term of this Agreement and for so long as the
Stakeholders in the aggregate  continue to own,  beneficially and of record,  at least fifty  percent of the total number of shares of the  Corporation's  Common
Stock issued on the Effective Date as Merger  Consideration (as adjusted for any stock split,  combination,  recapitalization,  reorganization or similar event), the  Controlling  Stockholders  agree  to  vote  all  of  their  shares  of  the
Corporation's voting capital stock, including, without limitation, their Class A
Stock, now or hereafter directly or indirectly owned (of record or beneficially)
by such party,  in such  manner as may be  necessary  to elect (and  maintain in office) as members of the Corporation's  Board of Directors  ("Board") up to two
individuals  to be  nominated  by  the  Representative,  which  directors  shall initially be Dr. David  Dantzker and William  McIntosh,  and hereafter  shall be identified  from time to time in a writing  delivered to the  Corporation by the
Representative.

                                                         Stockholders' Agreement

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 30 of 34 Pages
----------------------                                    ----------------------

                  (b)   In the  event the  Stakeholders  in the  aggregate  own,
beneficially  and of record,  less than fifty  percent but at least  twenty-five percent, of the total number of shares of the Corporation's  Common Stock issued on the Effective Date as Merger  Consideration (as adjusted for any stock split, combination, recapitalization, reorganization or similar event), the Controlling
Stockholders  agree to vote  all of their  shares  of the  Corporation's  voting capital  stock,  including,  without  limitation,  their  Class A Stock,  now or hereafter  directly  or  indirectly  owned (of record or  beneficially)  by such party,  in such manner as may be necessary to elect (and  maintain in office) as members of the Board one individual to be nominated by the Representative  which director  shall be  identified  from time to time in a writing  delivered to the
Corporation by the Representative.

            1.2   BOARD   DESIGNEES.   For  purposes  of  this   Agreement any
individual  who is  designated  for  election  to the  Board  pursuant  to the foregoing  provisions of Section 1.1  is hereinafter  referred to as a "BOARD
DESIGNEE".

            1.3   CHANGES  IN BOARD  DESIGNEES.  From time to time  during the term of this Agreement, the Representative may, in its sole discretion:

                  (a)   elect to  remove  from the  Board  any  incumbent  Board
Designee who occupies a Board seat for which the  Representative  is entitled to designate the Board Designee under Section 1.1; and/or

                  (b)   designate a new Board  Designee  for election to a Board
seat for which the  Representative  is entitled to designate the Board  Designee under  Section  1.1  (whether  to replace a prior  Board  Designee  or to fill a vacancy in such Board seat);

PROVIDED such removal  and/or  designation  of a Board Designee is approved in a writing signed by the Representative and delivered to the Corporation,  in which case such election to remove a Board Designee  and/or elect a new Board Designee will be binding on the Controlling Stockholders.  In the event of such a removal and/or  designation of a Board Designee under this Section 1.3, the  Controlling
Stockholders shall vote all of their shares of the Corporation's  capital stock, including,  without  limitation,  their  shares of Class A Stock as  provided in
Section 1.1 to cause:  (a) the removal  from the Board of the Board  Designee or
Designees so designated for removal by the Representative;  and (b) the election to the Board of any new Board  Designee or Designees so designated  for election to the Board by the Representative.

            1.4   NOTICE;  COVENANT  TO VOTE IN ACCORD.  The  Corporation  shall promptly give each of the Controlling  Stockholders written notice of any change in composition of the Board and of any proposal by the  Representative to remove or elect a new Board  Designee.  In any election of  directors  pursuant to this
Section 1, the  Controlling  Stockholders  shall vote all of their shares of the
Corporation's capital stock, including,  without limitation, their Class A Stock in a manner  sufficient  to elect to the Board  the  individuals  to be  elected thereto  as  provided  in this  Section 1.  Nothing  in this  Section 1 shall be construed as a limitation on the right of the  Controlling  Stockholders to vote their Class A Stock, or other capital stock of the Corporation, in a manner that results in the election of other nominees to serve as directors,  including each of the Controlling Stockholder, in addition to the individuals designated by the
Representative.

                                                         Stockholders' Agreement

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 31 of 34 Pages
----------------------                                    ----------------------

      2.    FURTHER   ASSURANCES;   ENFORCEMENT.   Each   of   the   Controlling
Stockholders agree not to vote any shares of Corporation's  capital stock, or to take any other actions, that would in any manner defeat, impair, be inconsistent with or adversely affect the stated intentions of the parties under Section 1 of this Agreement; PROVIDED, HOWEVER, that the Corporation shall have no obligation to enforce any right of the  Stakeholders  in this  Agreement,  to arbitrate any dispute  or to  reject  any  vote of any  party  otherwise  in  accordance  with applicable  corporate law, absent a court order to do so. The  Corporation  will promptly notify the  Representative of any vote by the Controlling  Stockholders in a manner that is inconsistent  with the stated intention of the parties under
Section 1 of this Agreement.

      3.    MISCELLANEOUS PROVISIONS.

            3.1   NOTICES.  Any  notice  or  other  communication   required  or
permitted to be given under this Agreement will be in writing, will be delivered personally or by certified  mail,  postage prepaid and will be deemed given upon delivery, if delivered personally,  or three days after deposit in the mails, if mailed, to the following addresses:

                        (a)     If to the Corporation:

                                Neuro-Hitech, Inc.
                                One Penn Plaza, Suite 2514
                                New York, NY 10119
                                Attention: President

                                with a copy to:

                                Arent Fox PLLC
                                1050 Connecticut Avenue, NW
                                Washington, DC  20036
                                Attn:  Jeffrey E. Jordan, Esq.

                        (b)     If to the Representative:

                                Dr. David Dantzker
                                c/o Wheatley Partners
                                80 Cuttermill Road
                                Great Neck, NY 11021

                                with a copy to:

                                Duane Morris LLP
                                470 Atlantic Avenue, Suite 500
                                Boston, MA 02210
                                Attn:  Daniel R. Pierce and Lance A. Kawesch

      or to such  other  address  as a party  may have  furnished  to the  other parties in writing pursuant to this Section 3.1.

                                                         Stockholders' Agreement

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 32 of 34 Pages
----------------------                                    ----------------------

            3.2   GOVERNING  LAW.  The  internal  laws of the State of  Delaware
(irrespective  of its choice of law principles) will govern the validity of this
Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

            3.3   BINDING ON SUCCESSORS  AND ASSIGNS;  INCLUSION  WITHIN CERTAIN
DEFINITIONS.  This  Agreement,  and the rights and  obligations  of the  parties hereunder,  will inure to the benefit of, and be binding upon,  their respective successors, assigns, heirs, executors,  administrators and legal representatives and any transferee of Class A Stock. The Stakeholders are expressly acknowledged to be intended third party beneficiaries of this Agreement.

            3.4   SEVERABILITY.  If any  provision  of  this  Agreement,  or the application  thereof,  will for any  reason  and to any  extent  be  invalid  or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or  unenforceable  provision  of this  Agreement  with a valid  and  enforceable provision that will achieve, to the extent possible, the economic,  business and other purposes of the void or unenforceable provision.

            3.5   COUNTERPARTS.  This Agreement may be executed in any number of counterparts,  each of which  will be an  original  as regards  any party  whose signature  appears thereon and all of which together will constitute one and the
same   instrument.   This  Agreement  will  become  binding  when  one  or  more counterparts hereof, individually or taken together, will bear the signatures of both parties reflected hereon as signatories.

            3.6   AMENDMENT AND WAIVERS. Any term or provision of this Agreement may be amended,  and the  observance of any term of this Agreement may be waived
(either  generally  or in a  particular  instance  and either  retroactively  or prospectively)  only by a writing signed by the party to be bound  thereby.  The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to  constitute  a waiver of any other  default  or any  succeeding breach or default.  The  failure of any party to enforce  any of the  provisions hereof  will  not be  construed  to be a  waiver  of the  right  of  such  party thereafter to enforce such provisions.

            3.7   OBLIGATION OF  CORPORATION;  BINDING  NATURE OF EXERCISE.  The
Corporation  agrees  to use its  best  efforts  to  enforce  the  terms  of this
Agreement,  to inform the Representative of any breach hereof (to the extent the
Corporation has knowledge thereof) and to assist each Controlling Stockholder in the performance of such Controlling Stockholder's obligations hereunder.

            3.8   ENTIRE  AGREEMENT.   This  Agreement  constitutes  the  entire
agreement of the parties with respect to the specific  subject matter hereof and supersedes in their entirety all other agreements or  understandings  between or among the parties hereto with respect to such subject matter.

                              [SIGNATURE PAGE NEXT]

                                                         Stockholders' Agreement

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 33 of 34 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the  undersigned  parties  hereto have executed this
Stockholders' Agreement as of the date first written above.

                                           CONTROLLING STOCKHOLDERS:

                                           /s/ Reuben Seltzer
                                           -------------------------------------
                                           REUBEN SELTZER

                                           /s/ Alan Kestenbaum
                                           -------------------------------------
                                           ALAN KESTENBAUM

ACKNOWLEDGED BY:

CORPORATION

NEURO-HITECH, INC.

By: /s/ Reuben Seltzer
    ---------------------------------

Name:  REUBEN SELTZER
       ------------------------------

Title: CHIEF EXECUTIVE OFFICER
       ------------------------------

REPRESENTATIVE:

/s/ David Dantzker
-------------------------------------
Dr. David Dantzker

                                                         Stockholders' Agreement

----------------------                                    ----------------------
CUSIP No. 641244108                   13D                    Page 34 of 34 Pages
----------------------                                    ----------------------

                                    EXHIBIT A
                                  STAKEHOLDERS

      1. Abraham Grossman
      2. Anthony J. Janiuk
      3. Kathryn L. Vivian
      4. William P. Johnson
      5. Igor Roninson
      6. James E. Sylvester
      7. Daniel W. Kollin
      8. Mitchell D. Cohen
      9. Nils Walter
      10. Alexander V. Munishkin
      11. Valentin Kryukov
      12. Brian Zeiler
      13. Thomas L. Netzel
      14. Mitchell P. Farrell
      15. Lewis Bearden, III
      16. Durand Venture Associates, LLC
      17. Wheatley MedTech Partners, LP
      18. Wheatley New York Partners, LP
      19. Double D Venture Fund, LP

                                                         Stockholders' Agreement